November 5, 2010

Scott R. Plummer 5228 Ameriprise Financial Center Minneapolis, MN 55474 (612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	RiverSource Series Trust (the “Registrant”); File No. 811-21852

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the Seligman Minnesota Municipal Fund series of Seligman Municipal Fund Series, Inc. (File No. 811-03828) into the Columbia Minnesota Tax-Exempt Fund series of the Registrant (the “Reorganization”).

We note that the proxy statement/prospectus and related statement of additional information will also be filed in a separate registration statement on Form N-14 by RiverSource Special Tax-Exempt Series Trust (File No. 811-04647), because the board of directors of RiverSource Special Tax-Exempt Series Trust has approved the redomiciling of its Columbia Minnesota Tax-Exempt Fund series, into the newly created series of the Registrant also named Columbia Minnesota Tax-Exempt Fund (the “Redomiciling”). The Redomiciling is subject to approval by shareholders of Columbia Minnesota Tax-Exempt Fund. If the Redomiciling is approved by shareholders of Columbia Minnesota Tax-Exempt Fund, it is expected that the Redomiciling will occur prior to the Reorganization, in which case the surviving fund in the Reorganization will be the newly created series of the Registrant. If the Redomiciling has not been completed prior to the closing of the Reorganization, the surviving fund in the Reorganization will be the existing series of RiverSource Special Tax-Exempt Series Trust.

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer

Scott R. Plummer

Vice President, General Counsel and Secretary

RiverSource Series Trust